Exhibit 99.1

[TRANSLATION]

Summary of Consolidated Financial Results

For the Six-Month Period Ended September 30, 2017

[Japanese GAAP]

November 14, 2017

Company name:	FRONTEO, Inc.
Stock exchange listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Administrative Officer
Telephone:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	November 14, 2017
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1. Consolidated Financial Results for the Six-Month Period Ended September 30, 2017 (from April 1, 2017 to September 30, 2017)

(1)  Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Six-month period	Net sales		Operating loss		Ordinary loss		Net loss attributable to owners of the parent
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2017	5,851	11.7	(648)	—	(686)	—	(949)	—
September 30, 2016	5,237	18.5	(673)	—	(776)	—	(518)	—

Note:   Comprehensive loss

Six-month period ended September 30, 2017      ¥(694) million [—%]

Six-month period ended September 30, 2016      ¥(1,110) million [—%]

Six-month period	Net loss per share (basic)	Net loss per share (diluted)
ended	Yen	Yen
September 30, 2017	(25.00)	—
September 30, 2016	(14.46)	—

(2)  Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
September 30, 2017	14,695	4,397	28.0
March 31, 2017	16,158	5,018	29.6

Reference: Equity

As of September 30, 2017    ¥4,116 million

As of March 31, 2017           ¥4,777 million

2. Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2017	—	0.00	—	0.00	0.00
Year ending March 31, 2018	—	0.00
Year ending March 31, 2018 (Forecast)			—	0.00	0.00

Note: Changes from the latest dividend forecasts: None

3. Consolidated Forecasts for the Year Ending March 31, 2018 (from April 1, 2017 to March 31, 2018)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2018	12,600	12.4	200	—	150	—	(417)	—	(10.97)

Note: Changes from the latest consolidated forecasts: Yes

Notes:

(1)  Changes in important subsidiaries during the six-month period ended September 30, 2017 (changes in the scope of consolidation): None

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)  Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards	: None
2) Changes in accounting policies other than the above 1)	: Yes
3) Changes in accounting estimates	: None
4) Restatements	: None

(4)  Number of issued and outstanding shares (common stock)

1) Number of issued and outstanding shares (including treasury stock)

As of September 30, 2017:	38,011,862 shares
As of March 31, 2017:	37,921,862 shares

2) Number of treasury stock

As of September 30, 2017:	630 shares
As of March 31, 2017:	630 shares

3) Average number of issued and outstanding shares during the six-month period

The six-month period ended September 30, 2017:	37,995,498 shares
The six-month period ended September 30, 2016:	35,863,825 shares

*  This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures.

*  Explanations concerning the appropriate use of forecasts for results of operations and other special matters

•  The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. and its subsidiaries (the “Group”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Group’s operations. Actual results may differ significantly from the forecasts due to various factors.

FRONTEO, Inc. (2158) September 30, 2017 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2017	2

	(1) Qualitative information regarding the consolidated operating results	2

	(2) Explanations regarding the consolidated financial position	3

	(3) Explanations regarding the forecasts for the consolidated financial results	4

2.	Matters Relating to Summary Information (Notes)	5

	(1) Changes in important subsidiaries during the six-month period ended September 30, 2017	5

	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	5

3.	Quarterly Consolidated Financial Statements	6

	(1) Quarterly consolidated balance sheets	6

	(2) Quarterly consolidated statements of operations and consolidated statements of comprehensive loss	8

	(3) Quarterly consolidated statements of cash flows	10

	(4) Notes to the quarterly consolidated financial statements	11

	Going concern assumptions	11

	Significant changes in shareholders’ equity	11

	Changes in accounting policies	11

	Segment information	11

1.        Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2017

All information related to future periods contained in these quarterly consolidated financial results has been developed based on judgments of FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries (the “Group”) as of September 30, 2017.

(1)     Qualitative information regarding the consolidated operating results

The Group operates under the business vision of “the FRONTEO spirits, the social benefits.” To contribute to the society in building a better future for people, with the help of its original artificial intelligence (“AI”) called KIBIT(*). KIBIT uses experts’ tacit knowledge. The Group’s contribution is channeled through actively expanding business operations from its founding business of international litigation support services to a large array of other businesses, including manufacturing, finance, retail, logistics, and healthcare and nursing.

(*) The Company has independently developed KIBIT by combining Landscaping, an AI-related technology with learning and evaluation functions, and behavior informatics. The name “KIBIT” was coined by combining “kibi,” a Japanese word meaning subtlety, and “bit,” the smallest unit of digital information, to mean artificial intelligence that understands human subtleties. It can reproduce the way humans make judgments and select information by understanding the meaning of a sentence within a text and learning human tacit knowledge and sensitivities.

In the legal business segment, the eDiscovery market environment, where the Group mainly operates, is increasingly competitive due to intense price competition and is rapidly changing to a structure where vendors with eDiscovery tools have a significant advantage in the market place. Amid this situation, the Group intends to use its home-grown eDiscovery support system “Lit i View” to the fullest extent, which is expected to give the Group a competitive edge. The Group is able to provide an efficient and one-stop service for its clients, covering the whole eDiscovery process, thanks to its AI services that can serve the Group’s customers in analysis of Asian languages and the Group’s practical application of a proprietary AI technology. The Group has designated the restructuring of the U.S. business as its highest priority and has been focusing on it. During the three-month period ended September 30, 2017, the Group has intensively pushed forward measures for driving sales activities that focus on profitability by striving to win large projects with Asian companies and pursuing cost-cutting efforts through optimization of resource and location allocation led by the headquarters in a short period of time. As a result of these measures, the Group has successfully recorded profit in the legal segment for the three-month period ended September 30, 2017. Although the Group was not able to recover the losses incurred during the three-month period ended June 30, 2017, which has led the Group to record loss for the six-month period ended September 30, 2017, the Group expects to earn profit as a result of the profit-focused structural reforms stated above for the six-month period ending March 31, 2018 onwards.

In the AI business segment, the introduction of products equipped with KIBIT has advanced further in three (3) business fields: (i) business intelligence, (ii) healthcare, and (iii) digital communication. Sales in the AI business segment reached the record level, which tripled as compared with those for the three-month period ended September 30, 2016.

In the business intelligence field, the Group enjoyed increasing sales of KIBIT Patent Explorer, a system for patent research and analysis, because of increased implementation of the tool by financial institutions as a solution for RegTech needs, in addition to the wider recognition and proven effects of the tool in the intellectual asset industry.

In the healthcare field, FRONTEO Healthcare, Inc., a subsidiary of the Company, has appointed its new leader in May, and has been engaged in establishing a consistent management system from research and development to analysis and sales, and enhancing the organizational structure under an evidence-based policy. The Group won four (4) new projects with companies in the pharmaceutical and nursing industries during the six-month period ended September 30, 2017, and has been successfully building a strong pipeline in this field.

In the digital communication field, the Group has been exploring areas where KIBIT can be utilized in the B2B2C (Business to Business to Consumer) business model. The Group also has further developed the Kibiro AI robot and launched a new package as “Kibiro for Biz” with additional functions to meet corporate customers’ needs. In addition, the Group has been improving Kibiro of the individual customer model by equipping it with the “watching over” function.

As a result of the above, in its consolidated operating results for the six-month period ended September 30, 2017, the Group recorded net sales of 5,851,348 thousand yen (an increase of 11.7% from the same period of the previous year), operating loss of 648,510 thousand yen (operating loss of 673,322 thousand yen for the same period of the previous year), ordinary loss of 686,880 thousand yen (ordinary loss of 776,973 thousand yen for the same period of the previous year). The Group recorded net loss attributable to owners of the parent of 949,790 thousand yen (net loss attributable to owners of the parent of 518,592 thousand yen for the same period of the previous year) due to the effects of expenses temporarily incurred in structural reforms in a U.S. subsidiary, which are recorded as special losses. For the three-month period ended September 30, 2017, the Group recorded consolidated operating profit of 13,903 thousand yen because of profit-focused structural reforms implemented in the legal business. The Group will steadily proceed with its reforms to achieve consolidated operating profits for the fiscal year ending March 31, 2018.

The following is an overview of the financial results of each business segment for the six-month period ended September 30, 2017:

(Legal Business)

1) eDiscovery services

Net sales from eDiscovery services showed a growth trend, primarily driven by large projects in Japan and Taiwan. Net sales were 5,395,399 thousand yen, an increase of 9.1% from the same period of the previous year, due to an increase in the number of review service projects in the United States.

2) Forensic services

Net sales from forensic services were 175,628 thousand yen, a decrease of 11.7% from the same period of the previous year, due to a temporary decrease in the number of projects related to the forensic investigation service for payment cards.

Net sales of the legal business were 5,571,028 thousand yen, an increase of 8.2% from the same period of the previous year, and operating loss was 286,195 thousand yen (operating loss of 372,071 thousand yen for the same period of the previous year).

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Japan	U.S.	Other	Total
1. eDiscovery services	Review	584,763	995,812	16,576	1,597,151
		(555,603)	(444,300)	(—)	(999,904)
	Collection and Process	369,146	854,072	186,653	1,409,872
		(284,220)	(1,000,370)	(58,512)	(1,343,104)
	Hosting	818,971	1,479,699	89,704	2,388,375
		(849,433)	(1,640,548)	(114,795)	(2,604,777)
2. Forensic services		143,522	18,859	13,246	175,628
		(168,763)	(26,321)	(3,883)	(198,968)

The amounts in parentheses are net sales for the previous year.

(AI business)

Sales of software equipped with the Company’s original AI technology have been robust during the six-month period ended September 30, 2017. The Group won some projects for providing solutions to the pharmaceutical industry in the health care field, which also contributed to robust sales.

Net sales from the AI business were 280,320 thousand yen, an increase of 208.0% from the same period of the previous year. However, new business-related costs of 642,635 thousand yen for new product development, sales, and marketing activities, led to an operating loss of 362,314 thousand yen (operating loss of 301,250 thousand yen for the same period of the previous year). Expenses related to back-office divisions of the Company of 79,537 thousand yen were allocated to the AI business.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 1,463,777 thousand yen to 14,695,095 thousand yen compared with the end of the previous year. Current assets decreased by 1,409,703 thousand yen to 7,624,459 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 844,240 thousand yen in cash and deposits and a decrease of 153,989 thousand yen in notes and accounts receivable-trade.

Noncurrent assets decreased by 54,073 thousand yen to 7,070,636 thousand yen compared with the end of the previous year. This was primarily due to a decrease of 102,055 thousand yen in software due to amortization, a decrease of 65,863 thousand yen in goodwill due to amortization, a decrease of 65,269 thousand yen in customer-related assets due to amortization, and an increase of 347,400 thousand yen in investment securities.

(Liabilities)

Total liabilities decreased by 842,950 thousand yen to 10,297,243 thousand yen compared with the end of the previous year.

Current liabilities decreased by 245,150 thousand yen to 3,451,848 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 208,524 thousand yen in accounts payable-trade, a decrease of 200,000 thousand yen in short-term loans payable, and an increase of 130,062 thousand yen in current portion of long-term loans payable.

Noncurrent liabilities decreased by 597,799 thousand yen to 6,845,394 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 391,440 thousand yen in long-term loans payable and a decrease of 224,674 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets decreased by 620,826 thousand yen to 4,397,852 thousand yen compared with the end of the previous year. This was attributable primarily to a decrease of 949,790 thousand yen in retained earnings.

(Analysis of cash flows)

As of September 30, 2017, cash and cash equivalents (“net cash”) were 3,688,856 thousand yen.

The analysis of cash flows for the six-month period ended September 30, 2017, and the primary factors for those results are as follows:

(Cash flows from operating activities)

Net cash used in operating activities was 115,234 thousand yen, an increase of 353,904 thousand yen of cash used as compared with that for the six-month period ended September 30, 2016. This was mainly attributable to decreases in income before income taxes and accounts payable-trade.

(Cash flows from investing activities)

Net cash used in investing activities was 301,800 thousand yen, a decrease of 1,003,328 thousand yen of cash used as compared with that for the six-month period ended September 30, 2016. This was mainly attributable to 166,026 thousand yen of purchase of intangible assets and 124,728 thousand yen of purchase of property, plant and equipment.

(Cash flows from financing activities)

Net cash used in financing activities was 425,174 thousand yen, an increase of 1,865,692 thousand yen of cash used as compared with that for the six-month period ended September 30, 2016. This was mainly attributable to 1,000,000 thousand yen of repayment of short-term loans payable, 800,000 thousand yen of proceeds from short-term loans payable, and 361,378 thousand yen of repayment of long-term loans payable.

(3)     Explanations regarding the forecasts for the consolidated financial results

Refer to the separate press release issued today, November 14, 2017, titled “Notice of Report of Special Loss and Revision of Forecasts” for the consolidated operating forecasts for the year ending March 31, 2018.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.     Matters Relating to Summary Information (Notes)

(1)  Changes in important subsidiaries during the six-month period ended September 30, 2017

During the six-month period ended September 30, 2017, there were no changes in the subsidiaries covered by Article 19, Paragraph 10 of the Japanese Cabinet Office Ordinance on Disclosure of Corporate Affairs or other regulations with which the Group is required to comply with.

(2)  Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

3.   Quarterly Consolidated Financial Statements

(1)  Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2017	As of September 30, 2017
Assets
Current assets
Cash and deposits	4,536,426	3,692,185
Notes and accounts receivable-trade	3,319,973	3,165,983
Merchandise	69,396	66,508
Supplies	4,072	3,636
Deferred tax assets	660,810	408,812
Other	609,117	557,848
Allowance for doubtful accounts	(165,634)	(270,516)
Total current assets	9,034,162	7,624,459
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	522,590	445,292
Vehicles, net	5,993	4,657
Tools, furniture, and fixtures, net	531,770	463,911
Leased assets, net	112,727	115,220
Other, net	3,775	—
Total property, plant and equipment, net	1,176,857	1,029,081
Intangible assets
Software	910,176	808,120
Goodwill	2,001,315	1,935,451
Customer-related assets	1,913,459	1,848,189
Other	202,404	195,003
Total intangible assets	5,027,355	4,786,764
Investments and other assets
Investment securities	500,414	847,814
Guarantee deposits	140,641	130,721
Long-term deposits	224,380	225,460
Deferred tax assets	4,062	4,001
Other	50,997	46,792
Total investments and other assets	920,496	1,254,789
Total noncurrent assets	7,124,709	7,070,636
Total assets	16,158,872	14,695,095

(Thousands of yen)

	As of March 31, 2017	As of September 30, 2017
Liabilities
Current liabilities
Accounts payable-trade	513,223	304,699
Short-term loans payable	1,000,000	800,000
Current portion of long-term loans payable	798,269	928,331
Accounts payable-other	196,038	229,802
Income taxes payable	150,260	55,349
Provision for bonuses	153,622	136,478
Provision for loss on business liquidation	—	71,697
Other	855,583	925,489
Total current liabilities	3,696,999	3,451,848
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	1,250,000
Long-term loans payable	4,838,607	4,447,166
Deferred tax liabilities	758,068	533,394
Liabilities for retirement benefits	35,678	37,544
Asset retirement obligations	44,747	44,997
Other	516,092	532,291
Total noncurrent liabilities	7,443,194	6,845,394
Total liabilities	11,140,193	10,297,243
Net assets
Shareholders’ equity
Capital stock	2,481,621	2,500,668
Capital surplus	2,266,210	2,285,257
Retained earnings	99,753	(850,036)
Treasury stock	(26)	(26)
Total shareholders’ equity	4,847,559	3,935,863
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	272,559	513,585
Foreign currency translation adjustment	(342,345)	(332,991)
Total accumulated other comprehensive income (loss)	(69,786)	180,593
Subscription rights to shares	208,560	244,346
Noncontrolling interests	32,344	37,048
Total net assets	5,018,678	4,397,852
Total liabilities and net assets	16,158,872	14,695,095

(2)     Quarterly consolidated statements of operations and consolidated statements of comprehensive loss

Consolidated statements of operations for the six-month period ended September 30, 2017

(Thousands of yen)

	For the six-month period	For the six-month period
	ended September 30, 2016	ended September 30, 2017

Net sales	5,237,759	5,851,348
Cost of sales	3,170,294	3,640,051
Gross profit	2,067,465	2,211,296
Selling, general, and administrative expenses	2,740,787	2,859,807
Operating loss	(673,322)	(648,510)
Nonoperating income
Interest income	1,652	1,135
Dividend income	14,400	11,250
Rent income	4,071	10,918
Other	20,813	6,327
Total nonoperating income	40,938	29,631
Nonoperating expenses
Interest expenses	10,332	24,866
Foreign exchange losses	117,320	29,569
Syndicated loan fees	4,299	2,708
Other	12,637	10,857
Total nonoperating expenses	144,589	68,001
Ordinary loss	(776,973)	(686,880)
Special income
Gain on sale of noncurrent assets	685	—
Gain on reversal of subscription rights to shares	—	4,277
Total special income	685	4,277
Special losses
Loss on sale of noncurrent assets	28,463	—
Impairment loss	—	34,600
Loss on retirement of noncurrent assets	236	—
Restructuring expenses	—	277,821
Total special losses	28,699	312,421
Loss before income taxes	(804,987)	(995,024)
Income taxes	(289,861)	(49,938)
Net loss	(515,126)	(945,086)
Net income attributable to noncontrolling interests	3,465	4,704
Net loss attributable to owners of the parent	(518,592)	(949,790)

Consolidated statements of comprehensive loss for the six-month period ended September 30, 2017

(Thousands of yen)

	For the six-month period ended September 30, 2016	For the six-month period ended September 30, 2017

Net loss	(515,126)	(945,086)
Other comprehensive (loss) income
Valuation difference on available-for-sale securities	(88,415)	241,026
Deferred gains or losses on hedges	3,942	—
Foreign currency translation adjustment	(511,333)	9,353
Total other comprehensive (loss) income	(595,806)	250,379
Comprehensive loss	(1,110,933)	(694,706)
Comprehensive loss:
Comprehensive loss attributable to owners of the parent	(1,114,399)	(699,410)
Comprehensive income attributable to noncontrolling interests	3,465	4,704

(3)  Quarterly consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2016, to September 30, 2016)	Current year (from April 1, 2017, to September 30, 2017)
Cash flows from operating activities:
Loss before income taxes	(804,987)	(995,024)
Depreciation and amortization	505,789	550,803
Impairment loss	—	34,600
Amortization of goodwill	73,244	74,190
Syndicated loan fees	4,299	2,708
Losses on sale of noncurrent assets	27,778	—
Loss on retirement of noncurrent assets	236	—
Restructuring expenses	—	277,821
Gain on reversal of subscription rights to shares	—	(4,277)
Increase in liabilities for retirement benefits	4,193	1,958
Increase (decrease) in provision for bonuses	11,732	(16,843)
Increase in allowance for doubtful accounts	45,816	102,475
Interest and dividends income	(16,052)	(12,385)
Interest expenses	10,332	24,866
Foreign exchange losses (gains)	9,641	(5,012)
Decrease in notes and accounts receivable-trade	239,846	160,340
Decrease in inventories	5,010	3,318
Increase (decrease) in accounts payable-trade	32,344	(207,654)
(Decrease) increase in accounts payable-other	(120,291)	40,503
Other, net	274,518	(118,001)
Subtotal	303,452	(85,611)
Interest and dividends income received	16,052	12,385
Interest expenses paid	(7,648)	(24,835)
Restructuring expenses paid	—	(23,980)
Income taxes (paid) refunded	(73,187)	6,807
Net cash provided by (used in) operating activities	238,669	(115,234)
Cash flows from investing activities:
Purchase of property, plant and equipment	(167,878)	(124,728)
Proceeds from sale of property, plant and equipment	8,177	—
Purchase of intangible assets	(323,593)	(166,026)
Proceeds from sale of intangible assets	485	—
Payments for guarantee deposits	(27,137)	(1,454)
Proceeds from guarantee deposits	33,250	9,713
Payments for contingent consideration for shares of subsidiaries	(828,431)	—
Payments for acquisition of trade rights	—	(19,304)
Other, net	(2)	—
Net cash used in investing activities	(1,305,129)	(301,800)
Cash flows from financing activities:
Proceeds from short-term loans payable	2,100,000	800,000
Repayment of short-term loans payable	(1,618,640)	(1,000,000)
Proceeds from long-term loans payable	1,443,720	100,000
Repayment of long-term loans payable	(415,373)	(361,378)
Repayment of finance lease obligations	(4,695)	(15,545)
Proceeds from issuance of subscription rights to shares	—	31,542
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	78,294	22,470
Cash dividends paid	(107,252)	—
Payments of syndicated loan fees	(32,940)	(2,160)
Other, net	(2,595)	(102)
Net cash provided by (used in) financing activities	1,440,518	(425,174)
Effect of exchange rate change on cash and cash equivalents	(30,204)	(2,115)
Net increase (decrease) in cash and cash equivalents	343,853	(844,325)
Cash and cash equivalents at the beginning of the period	1,795,958	4,533,182
Cash and cash equivalents at the end of the period	2,139,812	3,688,856

(4)  Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the previous year.

Changes in accounting policies

(Changes in the calculation of cost)

The Company previously calculated the amount of each product to be recorded in the software account by allocating the total expenses incurred for improving and enhancing software functions of the overall software production costs based on man-hours spent. Effective from the three-month period ended September 30, 2017, the Company changed the calculation of cost that expenses directly spent on the improvement and enhancement of software functions of each product are directly allocated to that product, and other expenses are allocated to each product based on the man-hours spent.

The change in the calculation aims to manage the cost of software in a timely and accurate manner, assess software more appropriately, and calculate accurate profit or loss for the period. The enhanced and developed organizational management structure of the research and development department enabled the Company to clearly aggregate expenses directly spent on the improvement and enhancement of software functions of each product.

As the Company does not have the information required for calculating costs under the new method for the three-month period ended June 30, 2017 and prior periods, it is impracticable to determine the cumulative effects by applying this revised calculation retrospectively. Accordingly, the carrying amount of software as of June 30, 2017, is regarded as the beginning balance of the three-month period ended September 30, 2017, and the revised accounting policy is applied prospectively from the beginning of the three-month period ended September 30, 2017.

Due to this change, operating loss, ordinary loss, and loss before income taxes each increased by 3,489 thousand yen as compared with the amounts calculated by the previous method.

Segment information

I. Six-month period of the previous year (from April 1, 2016 to September 30, 2016)

1) Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

							Amounts
							reported in the
							quarterly
	Reportable segment						consolidated
	Japan	Japan				Adjustments	statements of
	(Legal)	(AI)	USA	Others	Total	*(1)	operations *(2)
Net sales
External sales	1,858,021	91,005	3,111,541	177,191	5,237,759	—	5,237,759
Intersegment sales and transfers	290,815	—	55,721	41,528	388,065	(388,065)	—
Total	2,148,836	91,005	3,167,263	218,720	5,625,824	(388,065)	5,237,759
Segment profits (losses)	215,512	(301,250)	(572,071)	(15,513)	(673,322)	—	(673,322)

Notes: (1)  The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)  Total segment profits (losses) equal to operating loss reported in the quarterly consolidated statements of operations.

2) Information relating to assets for each reportable segment

Not applicable.

3) Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

4) Matters relating to changes in reportable segments

Not applicable.

II. Six-month period of the current year (from April 1, 2017 to September 30, 2017)

1) Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

							Amounts
							reported in the
							quarterly
	Reportable segment						consolidated
	Japan	Japan				Adjustments	statements of
	(Legal)	(AI)	USA	Others	Total	*(1)	operations *(2)
Net sales
External sales	1,916,402	280,320	3,348,445	306,180	5,851,348	—	5,851,348
Intersegment sales and transfers	145,409	—	238,310	3,514	387,234	(387,234)	—
Total	2,061,812	280,320	3,586,755	309,694	6,238,583	(387,234)	5,851,348
Segment profits (losses)	248,572	(362,314)	(569,311)	34,543	(648,510)	—	(648,510)

Notes: (1)  The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)  Total segment profits (losses) equal to operating loss reported in the quarterly consolidated statements of operations.

2) Information relating to assets for each reportable segment

Not applicable.

3) Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

(Significant impairment losses on property, plant and equipment)

The Japan (AI) segment recognized impairment losses of 34,600 thousand yen in property, plant and equipment, which are not expected to be used in the future.

4) Matters relating to changes in reportable segments

(Changes in the reportable segment classification)

The three reportable segments disclosed in the segment information were: “Japan,” “USA,” and “Others.” The Japan segment consisted of the legal business, which is highly matured, and the AI business, which is still in an early development stage. Since the AI business in Japan has been significantly expanding in association with the commencement of its full-scale operations, the Company reviewed its business segments in light of performance management and decided to divide the “Japan” segment into two reportable segments during the nine-month period ended December 31, 2016, for adequate decision-making related to resource allocation and performance evaluation based on the clear business classification.

As a result, the segment information is now disclosed under four segments: “Japan (Legal),” “Japan (AI),” “USA,” and “Others” effective from the nine-month period ended December 31, 2016. Note that the segment information for the six-month period ended September 30, 2016, is presented under the new reportable segment classification.

(Changes in the calculation of cost)

As stated above in the (Changes in accounting policies) section, the method for calculating cost of software has changed effective from the three-month period ended September 30, 2017.

As a result of this change, in the Japan (AI) segment, segment profits decreased by 609 thousand yen and segment losses increased by 2,879 thousand yen for the six-month period ended September 30, 2017, compared with those calculated by the previous calculation method. As the Company does not have the information required for calculating costs under the new method for the three-month period ended June 30, 2017, and prior periods, the Company does not apply the new method retrospectively.

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.